SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 4
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                   ULURU INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 par value per share
     ----------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    90403T100
     ----------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             BRENCOURT ADVISORS, LLC
                         600 LEXINGTON AVENUE, 8TH FLOOR
                               NEW YORK, NY 10022
                          Adam Hopkins - (212) 313-9776
     ----------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                June 16, 2009
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T100                                          Page 2 of 3 Pages
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This Amendment No. 4 amends and supplements the Schedule 13D filed with the
Securities and Exchange Commission (the "SEC") on August 20, 2008 and amended on October 31, 2008, further amended on April 29, 2009 and further amended on May 20, 2009 (as so amended, the "Statement") by and on behalf of Brencourt Advisors, LLC ("Brencourt") and William L. Collins, managing member of Brencourt (collectively, the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Uluru Inc., a Nevada corporation. The purpose of this Amendment No.3 is to report a change in the investment discretion over a portion of the Common Stock. Specifically, effective February 8, 2008, a managed account, for which Brencourt serves as investment manager, assumed sole discretion with respect to 1,421,052 shares of the Common Stock.

The disclosure of Brencourt as a Reporting Person beginning on Page 2 of the Statement has been amended as follows:

1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRENCOURT ADVISORS, LLC      EIN # 13-4137530
-------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|

                                                             (b)   |X|
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3) SEC USE ONLY


-------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
                                5) SOLE VOTING POWER

       NUMBER                           4,793,923
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            4,793,923
                              --------------------------------------------------
                                8) SHARED DISPOSITIVE POWER

                                        0
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


CUSIP No. 90403T100                                          Page 3 of 3 Pages
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9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,793,923
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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |-|
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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.31%
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12) TYPE OF REPORTING PERSON

    IA
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ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and supplemented as follows:

(a)-(b) The Investment Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 4,793,923 Shares owned by the Funds representing approximately 9.48% of the Issuer's Shares outstanding on its Quarterly Report on Form 10-Q for the period ended March 31, 2009 as filed with the Commission on May 15, 2009. Mr. Collins beneficially owns 359,062 Shares, representing approximately 0.55% of the Issuer's Shares outstanding as noted above.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            June 16, 2009
                                       --------------------------
                                                 (Dated)

                                          /s/ Adam Hopkins
                                       ---------------------------
                                               (Signature)

                                         Chief Compliance Officer
                                       ---------------------------
                                                 (Title)